                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO._________ )1

                         EDAC TECHNOLOGIES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.0025
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  279285 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert P. Luzzi
                         Edac Technologies Corporation
                            1790 New Britain Avenue
                         Farmington, Connecticut 06032
                            Telephone:  860-677-2603
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l (b)(3) or (4), check the following box [ ].


          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of  5 Pages)

---------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   279285 10 0                          PAGE  2    OF   5    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert P. Luzzi

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            193,143.3
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        193,143.3
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         193,143.3
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.   279285 10 0                           PAGE  3  OF  5   PAGES
          ---------------                              ---   -----

Item 1.         Security and Issuer.

                Common Stock, par value $.0025

                Edac Technologies Corporation
                1790 New Britain Avenue
                Farmington, CT 06032

Item 2.         Identity and Background.

                Robert P. Luzzi was a partner of G.I. Keg Company, a Connecticut general partnership ("Keg"), formed for the purpose of purchasing shares of the common shares of Edac Technologies Corporation ("Stock"). On
December 31, 1996, Keg was dissolved and 171,782.8 shares of the Stock formerly held by Keg have been or will be distributed to Robert P.
Luzzi.

                (a) Robert P. Luzzi
                (b) Business address:  1790 New Britain Avenue
                                       Farmington, CT 06032

                (c) Consultant
                    Edac Technologies Corporation
                    1790 New Britain Avenue
                    Farmington, CT 06032
                (d) No
                (e) No
                (f) United States


Item 3.         Source and Amount of Funds or Other Consideration.

                Not applicable.

Item 4.         Purpose of Transaction.

                Robert P. Luzzi received 171,782.8 shares of Stock by distribution due to the dissolution of Keg. Robert P. Luzzi has no present plans or proposals that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.  279285 10 0                                   PAGE  4  OF  5   PAGES
          ---------------                                     ---   -----

Item 5.         Interest in Securities of the Issuer.

                (a) Robert P. Luzzi beneficially owns 193,143.3 shares representing 5.1% of the outstanding Stock as of January 2, 1997.

                (b)     Sole voting power:         193,143.3
                        Shared voting power:           0
                        Sole dispositive power:    193,143.3
                        Shared dispositive power:      0

                (c)     Not applicable.

                (d)     Not applicable.

                (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                Robert P. Luzzi has an option to purchase 2,000 shares of Stock from Edac.

Item 7.         Material to be Filed as Exhibits.

                Exhibit A:  Granting Agreement (between Robert P. Luzzi and
Edac).

CUSIP NO.  279285 10 0                                  PAGE  5  OF  5   PAGES
          -------------                                      ---   -----

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  January 10, 1997

                                            /S/
                                            ---------------------
                                            Robert P. Luzzi

                                   EXHIBIT A

                          GRANTING AGREEMENT UNDER THE
                         EDAC TECHNOLOGIES CORPORATION
                             1991 STOCK OPTION PLAN


     THIS AGREEMENT, dated May 23, 1996, between ROBERT P. LUZZI ("Optionee") and EDAC TECHNOLOGIES CORPORATION, a Wisconsin corporation (the "Company").

                                    RECITALS

     A. The Company has adopted the Company's 1991 Stock Option Plan (the "Plan"), which was approved by its Board of Directors on December 5, 1991 and is administered by the Compensation Committee of the Board of Directors (the "Committee"). A copy of the Plan is attached to this Agreement.

     B. The Committee has selected Optionee as a participant in the Plan.

     C. Pursuant to the Plan, Optionee and the Company desire to enter into this Agreement setting forth the terms and conditions of the options granted to Optionee under the Plan.

                                   AGREEMENTS

     The Optionee and the Company agree as follows:

     1. Grant of Incentive Stock Option. The Company grants to Optionee the right and option (hereinafter referred to as the "Option") to purchase all or any part of up to 2,000 shares of the Company's common stock (the "Option Shares") on the terms and conditions set forth below.

     2. Definitions. Except as otherwise provided, the definitions of the Plan shall apply to this Agreement.

     3. Option Price. The purchase price of the Option Shares shall be $1.375 per share.

     4. Exercise of Option. Commencing with a date one year after the date of this Agreement, Optionee may purchase all of the Option Shares. Optionee's right to exercise the Option expires on the day prior to the fifth anniversary of the date of this Agreement (the "Option Period").

     5. Lapse of Option. The Option shall lapse on the earlier to occur of the expiration of the Option Period or at the time specified below:

        (a) if Optionee dies while employed by the Company or a subsidiary (or while serving as a director, agent or consultant) or after termination of employment by retirement after age 60 or as described in subparagraph (b) and prior to lapse as specified in such subparagraph, the Option shall lapse at close of business at the end of the 365th day after the date of death;

        (b) if Optionee's employment with the Company or a subsidiary terminates on account of Permanent Disability (if such Permanent Disability occurs during such Optionee's engagement as a director, agent or consultant), the Option shall lapse at close of business at the end of the 90th day after the date of termination of employment; or

        (c) if Optionee's employment with the Company or a subsidiary terminates in any manner not specified above or if the Optionee's employer ceases to be a Subsidiary of the Company, or if a director is not reelected as a director other than at the request of management or such consultant's or agent's engagement is terminated by Company, the Option shall lapse as described in the Plan.

     6. Nontransferability of Option. Options shall not be transferable other than by will or the laws of descent and distribution and shall be exercisable, during the Optionee's lifetime, only by him.

     7. Delivery by the Company. As soon as practicable after receipt of all items referred to in the Plan and any payment required by paragraph 3 of this Agreement, the Company shall deliver to the Optionee certificates issued in Optionee's name for the number of Option Shares purchased by exercise of the Option. If delivery is by mail, delivery of Option Shares shall be deemed effected when a stock transfer agent of the Company shall have deposited the certificates in the United States mail, addressed to the Optionee.

     8. General Restriction on Transfer of Shares. Unless waived by the Committee, Optionee may not, during his life or upon his death, sell, transfer, give, assign, bequeath, pledge or otherwise encumber, or divest himself of ownership or control of all or any part of the Option Shares which he acquires under the terms of the Plan and this Agreement, whether voluntarily or by operation of law, for a period of two years after the date Optionee acquires the shares and, in any event, except in accordance with the terms of this Agreement and such other restrictions as may be imposed from time to time under the Plan.

     9. Legend on Share Certificates. So long as required by applicable law (in the sole opinion of legal counsel to the Company), each certificate representing Option Shares issued and outstanding to Optionee shall have endorsed thereon the following legend:

         The transfer of shares of stock represented by this certificate is restricted by and subject to the terms of an agreement, a copy of which is on file with the Secretary of Edac Technologies Corporation and will be furnished to any interested party upon request.

     10. Addresses. All notices or statements required to be given to either party hereto shall be in writing and shall be personally delivered or sent, in the case of the Company, to its principal business office and, in the case of Optionee, to his address as shown on the records of the Company or to such address as Optionee designates in writing. Notice of any change of address shall be sent to the other party by registered or certified mail. It shall be conclusively presumed that any notice or statement properly addressed and mailed bearing the required postage stamps has been delivered to the party to which it is addressed.

     11. Restrictions Imposed by Law. Notwithstanding any other provision of this Agreement, Optionee agrees that he shall not exercise the Option and that the Company will not be obligated to deliver any shares of Common Stock or make any cash payment if counsel to the Company determines that such exercise, delivery or payment would violate any law or regulation of any governmental authority or any agreement between the Company and any national securities exchange upon which the Common Stock is listed. The Company shall in no event be obliged to take any affirmative action in order to cause the exercise of the Option or the resulting delivery of shares of Common Stock or other payment to comply with any law or regulation of any governmental authority.

     12. Employment. Nothing in this Agreement or the Plan shall limit the right of the Company or subsidiary to terminate the Optionee's employment or otherwise impose any obligation to employ the Optionee.

     13. Liability for Taxes. As a condition to issuance of the Option Shares upon exercise of the Option, Optionee authorized the Company to withhold from any regular cash compensation payable to him, or, in the event Optionee is no longer entitled to receive cash compensation from the Company to require remittance by Optionee to

Company of, any taxes required to be withheld by the Company as under any applicable federal, state or local laws as a result of Optionee's exercise of the Option.

     14. Governing Laws. This Agreement shall be construed, administered and governed in all respects under and by the laws of the State of Connecticut.

     15. Provisions Consistent With Plan. This Agreement shall be construed to be consistent with the provisions of the Plan. In the event of a conflict between the provisions of the Plan shall prevail.


                                           -----------------------------------
                                                    Robert P. Luzzi
                                           (Social Security No.
                                                                --------------

                                           EDAC TECHNOLOGIES CORPORATION

                                           BY                           /S/
                                              -----------------------------